UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

(Report No. 2)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☒

On September 22, 2025, Jinxuan (Hainan) Digital Technology Co., Ltd. (“JX Hainan”), a subsidiary of the Company, entered into a System Equipment Sales and System Research and Development Exclusive Project Service Agreement (the “Agreement”) with  Beijing Shuhangtong Information Technology Co., Ltd (“BSITC”). An English translation of the Agreement is filed herewith as Exhibit 10.1.

On September 23, 2025, the Company issued a press release with respect to the Agreement, which is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	System Equipment Sales and System Research and Development Exclusive Project Service Agreement
99.1	Press Release

3